Via Facsimile and U.S. Mail
Mail Stop 03-09


June 16, 2005


Mr. Michael Catalano
Chairman, President, & Chief Executive Officer
America Service Group Inc.
105 Westpark Drive, Suite 200
Brentwood, Tennessee  37027

Re:	America Service Group Inc.
	Form 10-K for the fiscal year ended December 31, 2005
	Filed March 14, 2005
	File No. 0-19673

Dear Mr. Catalano:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Managements Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies and Estimates

Revenue and Cost Recognition, page 16

1. With regards to your provisions which mitigate a portion of the company`s risk related to cost increase, you state that additional revenues are initially recorded as unbilled receivables until the time period for billing has been met and actual costs are known. Please explain to us the reason for the time between the initial recognition of revenue and billing for these amounts. In addition, quantify for us the changes in these estimates for each period presented.
Loss Contracts, page 17

2. We noted the significant adjustments the company has made in each
period presented with regards to your loss contract reserves.
Please
tell us why you believe you are able to properly estimate reserves for loss contracts. In addition, please tell us with regards to your
Maryland DPS contract, what information was available that led you to
believe the estimated monthly losses under the contract would diminish from the May 2004 level after incurring a $6.8 million charge to loss reserves. We noted that you incurred a charge of $6.0 million to loss reserves in September 2004 related to the same contract.

Professional and General Liability Insurance, page 19

3. Please tell us the reasons for the adverse development of the eight claims which resulted in the $4.7 million increase in your prior year claims reserve in 2004.

Results of Operations
Year Ended December 31, 2004 compared to Year Ended December 31,
2003, page 23

4. We noted that one reason for the significant increase in healthcare expenses is related to new contracts added in 2003 and 2004. Please tell us the reason for the remaining increase in healthcare expenses.
Liquidity and Capital Resources, page 26

5. Please provide us the days` sales outstanding for each period presented and explain the reasons for significant changes from the prior period.

Contractual Obligations and Commercial Commitments, page 28

6. Please tell us why you have not included your reserves for professional and general liability self-insurance or other self-funded insurance reserves to be paid in the contractual obligation table. It would appear that these liabilities represent future legal obligations of the Company. If management is able to determine the time period in which it expects to pay out its loss reserves then we believe management should include this disclosure in the contractual obligation table. Please note that the intent of Financial Reporting
Release 67, Disclosure in Management`s Discussion and Analysis about
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, regarding the contractual obligation table is to obtain enhanced disclosure concerning a registrant`s contractual obligations, and the exclusion of ordinary course items would be inconsistent with the objective of this Rule.

Notes to the Financial Statements, page F-7

7. Please provide us with a roll forward schedule for each period presented of your accrued medical claims liability similar to the schedule shown in Appendix A-3 in SOP 94-5 that presents, as the SOP
94-5 schedule presents, separate amounts related to current year and prior years for both incurred and paid.

Note 2. Summary of Significant Accounting Policies, page F-7
Revenue and Cost Recognition, page F-7

8. Please tell us the amount of stop loss insurance premiums included in, and the amount of stop loss insurance recoveries netted against healthcare costs for each period presented.

*    *    *    *

        Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your response to our comments. You should file the letter on EDGAR under the form type label CORRESP.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sasha Parikh, Staff Accountant, at 202-551-3627or Mary Mast, Review Accountant, at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3679 with any other questions.


Sincerely,


								Jim B. Rosenberg
	Senior Assistant Chief Accountant
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Mr. Michael Catalano
America Service Group Inc.
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